UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2*

ATLANTIC CAPITAL BANCSHARES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

048269203

(CUSIP Number)

February 16, 2017

(Date of Event which Requires Filing of this Statement)

(Note: This Amendment No. 2 is not required at this time; it is filed voluntarily.)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 048269203

1	Name of Reporting Person: BankCap Equity Fund, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,152,582
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,152,582
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,152,582
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.6%(a)
12	Type of Reporting Person OO – limited liability company

(a)	The calculation of the percentage is based on 25,093,135 shares of Common Stock of the Issuer outstanding as of December 31, 2016 as reported by the Issuer on its earnings release filed with its Form 8-K dated January 27, 2017.

CUSIP NO. 048269203

1	Name of Reporting Person: BankCap Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,152,582
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,152,582
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,152,582
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.6%(a)
12	Type of Reporting Person PN

(a)	The calculation of the percentage is based on 25,093,135 shares of Common Stock of the Issuer outstanding as of December 31, 2016 as reported by the Issuer on its earnings release filed with its Form 8-K dated January 27, 2017.

CUSIP NO. 048269203

1	Name of Reporting Person: BankCap Partners Fund I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,125,129
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,125,129
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,129
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.5%(a)
12	Type of Reporting Person PN

(a)	The calculation of the percentage is based on 25,093,135 shares of Common Stock of the Issuer outstanding as of December 31, 2016 as reported by the Issuer on its earnings release filed with its Form 8-K dated January 27, 2017.

CUSIP NO. 048269203

1	Name of Reporting Person: BCP Fund I Southeast Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,125,129
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,125,129
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,129
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.5%(a)
12	Type of Reporting Person OO – limited liability company

(a)	The calculation of the percentage is based on 25,093,135 shares of Common Stock of the Issuer outstanding as of December 31, 2016 as reported by the Issuer on its earnings release filed with its Form 8-K dated January 27, 2017.

CUSIP NO. 048269203

1	Name of Reporting Person: Brian D. Jones
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 14,902(a)(b)
	6	Shared Voting Power 1,152,582(c)
	7	Sole Dispositive Power 13,494(a)
	8	Shared Dispositive Power 1,152,582
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,484(a)(b)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.7%(c)
12	Type of Reporting Person IN

(a)	Includes fully vested stock options to acquire 6,000 shares of Common Stock of the Issuer for $10.00 per share.

(b)	Includes 1,408 shares of restricted Common Stock that vest on May 25, 2017.

(c)	The calculation of the percentage is based on 25,093,135 shares of Common Stock of the Issuer outstanding as of December 31, 2016 as reported by the Issuer on its earnings release filed with its Form 8-K dated January 27, 2017.

CUSIP NO. 048269203

1	Name of Reporting Person: Scott A. Reed
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,152,582
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,152,582
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,152,582
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.6%(b)
12	Type of Reporting Person IN

(a)	The calculation of the percentage is based on 25,093,135 shares of Common Stock of the Issuer outstanding as of December 31, 2016 as reported by the Issuer on its earnings release filed with its Form 8-K dated January 27, 2017.

This Amendment No. 2 amends and restates the Schedule 13G filed on October 25, 2016, as amended on February 10, 2017, in its entirety and is being filed to reflect changes in the Reporting Persons’ beneficial ownership as a result of an in-kind distribution of the listed securities by BankCap Partners Fund I, L.P. to its partners. This Amendment No. 2 is referred to herein as this “Schedule 13G.”

ITEM 1.	Issuer.

(a)	Name of Issuer: Atlantic Capital Bancshares, Inc.

(b)	Address of Issuer’s principal executive offices: 3280 Peachtree Road N.E., Suite 1600, Atlanta, Georgia 30305

ITEM 2.	Filing Person.

(a)	Name of person filing:	BankCap Equity Fund, LLC (“BankCap LLC”)
BankCap Partners GP, L.P. (“BankCap Partners GP”)
BankCap Partners Fund I, L.P. (“BankCap Partners Fund”)
BCP Fund I Southeast Holdings, LLC (“BCP Fund LLC”)
Brian D. Jones
Scott A. Reed

(b)	Address or principal business office or, if none, residence: 5910 N Central Expressway, Suite 1580, Dallas, Texas 75206 for BankCap LLC, BankCap Partners GP, BankCap Partners Fund, BCP Fund LLC, Mr. Jones and Mr. Reed.

(c)	Citizenship:	BankCap LLC is a Delaware limited liability company.
BankCap Partners GP is a Delaware limited partnership.
BankCap Partners Fund is a Delaware limited partnership.
BCP Fund LLC is a Delaware limited liability company.
Mr. Jones is a United States citizen.
Mr. Reed is a United States citizen.

(d)	Title of class of securities: Common Stock, no par value per share (“Common Stock”)

(e)	CUSIP No.: 048269203

ITEM 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

ITEM 4.	Ownership:

BCP Fund LLC directly holds 1,125,129 shares of Common Stock. BankCap Partners GP directly holds 27,453 shares of Common Stock. Mr. Jones directly holds 8,902 shares of Common Stock and fully vested options to purchase 6,000 shares of Common Stock

BankCap Partners Fund is the sole member of BCP Fund LLC. The general partner of BankCap Partners Fund is BankCap Partners GP. The general partner of BankCap Partners GP is BankCap LLC. Brian D. Jones and Scott A. Reed are the managing members of BankCap LLC. BCP Fund LLC, BankCap Partners Fund, BankCap Partners GP, BankCap LLC, Mr. Jones and Mr. Reed may be deemed to beneficially own the shares of Common Stock and warrants directly held by BCP Fund LLC. BankCap Partners GP, BankCap LLC, Mr. Jones and Mr. Reed may be deemed to beneficially own the shares of Common Stock directly held by BankCap Partners GP.

The information required by this item with respect to each of BankCap LLC, BankCap Partners GP, BankCap Partners Fund, BCP Fund LLC, Mr. Jones and Mr. Reed is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

Item 5.	Ownership of five percent or less of a class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2017	BCP FUND I SOUTHEAST HOLDINGS, LLC

	By:	BankCap Partners Fund I, L.P., its sole member

	By:	BankCap Partners GP, L.P., its general partner

	By:	BankCap Equity Fund, LLC, its general partner

	By:	/s/ Scott A. Reed
Scott A. Reed
Attorney-in-Fact

BANKCAP PARTNERS FUND I, L.P.

	By:	BankCap Partners GP, L.P., its general partner

	By:	BankCap Equity Fund, LLC, its general partner

	By:	/s/ Scott A. Reed
Scott A. Reed
Attorney-in-Fact

BANKCAP PARTNERS GP, L.P.

	By:	BankCap Equity Fund, LLC, its general partner

	By:	/s/ Scott A. Reed
Scott A. Reed
Attorney-in-Fact

BANKCAP EQUITY FUND, LLC

	By:	/s/ Scott A. Reed
Scott A. Reed
Attorney-in-Fact

BRIAN D. JONES

	By:	/s/ Scott A. Reed
Scott A. Reed
Attorney-in-Fact

SCOTT A. REED

/s/ Scott A. Reed

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13G, dated February 10, 2017 (incorporated by reference to Exhibit 1 to the Schedule 13G/A, filed February 10, 2017).